March 28, 2014	Jason L. Kropp

VIA EDGAR SUBMISSION U.S. Securities and Exchange Commission	+1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Geoffrey D. Kruczek

Re: Amdocs Limited, SC TO-I

Ladies and Gentlemen:

On behalf of our client Amdocs Limited (“Amdocs” or the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Schedule TO filed March 14, 2014 (“Schedule TO”).

Amendment No. 1 is being filed in response to comments contained in an email dated March 24, 2014 from Geoffrey D. Kruczek of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert A. Schwed of this firm. The responses set forth below are based upon information provided to us by representatives of the Company. For convenient reference, we have included below each of the Staff’s comments set forth in the comment letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule TO as set forth in Amendment No. 1.

1.	The initial paragraph to the Summary Term Sheet states that the disclosure is not complete. It should be revised to state, for example, that it may not contain all information important to all note holders.

Response:	The Company has revised page 2 of the Offer to Purchase in response to this comment.

2.	The disclosure under the caption “Determination of Validity” on page 12 should be revised to state that holders can challenge the issuer’s conclusions in a court of competent jurisdiction.

Response:	The Company supplemented the first paragraph under the sub-heading “Determination of Validity” on page 12 of the Offer to Purchase in response to this comment.

3.	The disclosure in the second paragraph on page 18 under “Miscellaneous” should be revised to be consistent with Rule 13e-4(f)(9).

Response:	The Company has modified the second paragraph on page 18 of the Offer to Purchase in response to this comment.

U.S. Securities and Exchange Commission

March 28, 2014

4.	The disclosure in Item 6 of Schedule TO seems to be missing a response to Item 1006(c)(10) of Regulation M-A.

Response:	The Company has revised Item 6 of Schedule TO in response to this comment.

5.	The back-end withdrawal date seemed to be off (May 12 vs. May 8).

Response:	The Company has modified the withdrawal date in response to this comment.

6.	The reference to the PSLRA safe harbor in Exhibit 99(a)(5)(i) should be deleted.

Response:	On behalf of Amdocs, we understand that the Private Securities Litigation Reform Act of 1995 and its safe harbor provision are not applicable to this tender offer and confirm that in all future statements made by Amdocs in connection with this tender offer, Amdocs shall exclude references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision.

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Please do not hesitate to contact the undersigned (617-526-6421) or Robert A. Schwed (212-937-7276) of this firm with any questions regarding this response letter.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp